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                                  EXHIBIT 16.2

Grassi & Co., CPAs, P.C.
805 Third Avenue
New York, NY 10022

November 14, 2002


Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549


Gentlemen:

We have read the section "Changes In and Disagreements With Accountants on Accounting and Financial Disclosures" in the registration statement on Amendment Number 5 to Form SB-2 filed on or about November 14, 2002, of Corpfin.com, Inc. and are in agreement with the statements contained in paragraphs two, three, four and five, excluding the first sentence of paragraphs two and five of "Changes In and Disagreements With Accountants on Accounting and Financial Disclosures". We have no basis to agree or disagree with other statements of Corpfin.com, Inc. in that section.

In addition, we have no basis to agree or disagree with other statements of Corpfin.com, Inc. contained in the above referenced filing.


Yours truly,

/s/  Grassi & Co., CPAs, P.C.
Grassi & Co., CPAs, P.C.


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